FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	News Release dated July 27, 2012
2.	Financial results for the quarter ended June 30, 2012
3.	Certificate of S.R. Batliboi & Co., Staturory auditors of the Bank

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 27, 2012	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	General Manager - Joint Company Secretary & Head Compliance – Private Banking, Capital Markets & Non Banking Subsidiaries

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	July 27, 2012

Performance Review – Quarter ended June 30, 2012

•
36% year-on-year increase in standalone profit after tax to Rs. 1,815 crore (US$ 326 million) for the quarter ended June 30, 2012 (Q1-2013) from Rs. 1,332 crore (US$ 240 million) for the quarter ended June 30, 2011 (Q1-2012)

•	25% year-on-year increase in consolidated profit after tax to Rs. 2,077 crore (US$ 373 million) for Q1-2013 from Rs. 1,667 crore (US$ 300 million) for Q1-2012

•	Improvement of 40 basis points in net interest margin to 3.01% in Q1-2013 from 2.61% in Q1-2012

•	22% year-on-year increase in advances to Rs. 268,430 crore (US$ 48.3 billion) at June 30, 2012

•	Net non-performing asset ratio decreased to 0.61% at June 30, 2012 from 0.91% at June 30, 2011 and 0.62% at March 31, 2012

•	Strong capital adequacy ratio of 18.54% and Tier-1 capital adequacy of 12.78%

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended June 30, 2012.

Profit & loss account

•
Standalone profit before tax increased 39% to Rs. 2,483 crore (US$ 446 million) for the quarter ended June 30, 2012 (Q1-2013) from Rs. 1,780 crore (US$ 320 million) for the quarter ended June 30, 2011 (Q1-2012).

•	Standalone profit after tax increased 36% to Rs. 1,815 crore (US$ 326 million) for Q1-2013 from Rs. 1,332 crore (US$ 240 million) for Q1-2012.

•	Net interest income increased 32% to Rs. 3,193 crore (US$ 574 million) in Q1-2013 from Rs. 2,411 crore (US$ 434 million) in Q1-2012.

•	Net interest margin improved to 3.01% for Q1-2013 from 2.61% for Q1-2012.

•	Non interest income increased by 14% to Rs. 1,880 crore (US$ 338 million) in Q1-2013 from Rs. 1,643 crore (US$ 295 million) in Q1-2012.

•	Cost-to-income ratio reduced to 41.8% in Q1-2013 from 44.7% in Q1-2012.

•
Provisions were at Rs. 466 crore (US$ 84 million) in Q1-2013 compared to Rs. 454 crore (US$ 82 million) in Q1-2012. Provisions in Q1-2013 include general provisions of Rs. 76 crore (US$ 14 million) on standard assets, reflecting the growth in the loan portfolio.

Operating review

The Bank has continued with its strategy of pursuing profitable growth. In this direction, the Bank continues to leverage its strong corporate franchise, its international presence and its expanded branch network in India. At June 30, 2012, the Bank had 2,755 branches, the largest branch network among private sector banks in the country. The Bank has also increased its ATM network to 9,366 ATMs at June 30, 2012 as compared to 6,425 at June 30, 2011.

Credit growth

Advances increased by 22% year-on-year to Rs. 268,430 crore (US$ 48.3 billion) at June 30, 2012 from Rs. 220,693 crore (US$ 39.7 billion) at June 30, 2011.

Deposit growth

At June 30, 2012, savings account deposits increased by 17% year-on-year to Rs. 77,923 crore (US$ 14.0 billion). Current account deposits were Rs. 30,754 crore (US$ 5.5 billion) at June 30, 2012. The CASA ratio was at 40.6% at June 30, 2012. The average CASA ratio remained stable at 39.1% in Q1-2013.

Capital adequacy

The Bank’s capital adequacy at June 30, 2012 as per Reserve Bank of India’s guidelines on Basel II norms was 18.54% and Tier-1 capital adequacy was 12.78%, well above RBI’s requirement of total capital adequacy of 9.0% and Tier-1 capital adequacy of 6.0%.

Asset quality

Net non-performing assets decreased by 17% to Rs. 1,941 crore (US$ 349 million) at June 30, 2012 from Rs. 2,351 crore (US$ 423 million) at June 30, 2011. The Bank’s net non-performing asset ratio decreased to 0.61% at June 30, 2012 from 0.91% at June 30, 2011 and 0.62% at March 31, 2012. The Bank’s provision coverage ratio computed in accordance with the RBI guidelines at June 30, 2012 was 80.6% compared to 76.9% at June 30, 2011. Net restructured assets at June 30, 2012 were Rs. 4,172 crore (US$ 750 million) compared to Rs. 4,256 crore (US$ 765 million) at March 31, 2012.

Consolidated profits

Consolidated profit after tax increased 25% to Rs. 2,077 crore (US$ 373 million) for Q1-2013 from Rs. 1,667 crore (US$ 300 million) for Q1-2012.  The consolidated return on equity improved from 12.0% in Q1-2012 to 13.3% in Q1-2013.

Insurance subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) was the largest private sector life insurer based on new business retail weighted received premium during Q1-2013. ICICI Life’s profit after tax for Q1-2013 was Rs. 349 crore (US$ 63 million) compared to Rs. 339 crore (US$ 61 million) for Q1-2012. ICICI Life’s annualised premium equivalent (APE) increased by 29% to Rs. 570 crore (US$ 102 million) in Q1-2013 from Rs. 443 crore (US$ 80 million) in Q1-2012. The assets under management at June 30, 2012 were Rs. 70,435 crore (US$ 12.7 billion).

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector during Q1-2013. The gross premium income of ICICI General increased by 18% to Rs. 1,532 crore (US$ 275 million) in Q1-2013 from Rs. 1,303 crore (US$ 234 million) in Q1-2012. ICICI General’s profit after tax for Q1-2013 was Rs. 83 crore (US$ 15 million) compared to Rs. 40 crore (US$ 7 million) for Q1-2012.

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

Rs. crore
	Q1-2012	Q1-2013	FY2012
Net interest income	2,411	3,193	10,734
Non-interest income	1,643	1,880	7,502
- Fee income	1,578	1,647	6,707
- Lease and other income	90	254	808
- Treasury income	(25)	(21)	(13)
Less:
Operating expense1	1,820	2,124	7,850
Operating profit	2,234	2,949	10,386
Less: Provisions	454	466	1,583
Profit before tax	1,780	2,483	8,803
Less: Tax	448	668	2,338
Profit after tax	1,332	1,815	6,465
1.	Includes commissions paid to direct marketing agents (DMAs) for origination of retail loans and lease depreciation.
2.	Prior period figures have been regrouped/re-arranged where necessary.

Summary Balance Sheet

Rs. crore
	At
	June 30 30, 2011	June 30, 2012	March 31, 2012
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,152	1,153	1,153
Employee stock options outstanding	1	3	2
Reserves and surplus	55,308	61,868	59,250
Deposits	230,678	267,794	255,500
Borrowings (includes subordinated debt)1	114,051	137,207	140,165
Other liabilities	14,025	15,469	17,577
Total Capital and Liabilities	415,215	483,494	473,647

Assets
Cash and balances with Reserve Bank of India	19,218	17,951	20,461
Balances with banks and money at call and short notice	15,676	18,325	15,768
Investments	139,556	155,132	159,560
Advances	220,693	268,430	253,728
Fixed assets	4,699	4,668	4,615
Other assets	15,373	18,988	19,515
Total Assets	415,215	483,494	473,647
1.	Borrowings include preference share capital of Rs. 350 crore.

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli at 91-22-2653 8525 or email ganguli.sujit@icicibank.com.

For investor queries please call Rakesh Mookim at 91-22-2653 6114 or email ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 55.62

Item 2

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com
UNCONSOLIDATED FINANCIAL RESULTS

(Rs in crore)
Sr. No.	Particulars	Three months ended			Year ended
		June 30, 2012	March 31, 2012	June 30, 2011	March 31, 2012
		(Audited)	(Unaudited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	9,545.65	9,174.64	7,618.52	33,542.65
	a) Interest/discount on advances/bills	6,455.83	6,128.18	4,935.13	22,129.89
	b) Income on investments	2,701.91	2,615.47	2,251.03	9,684.02
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	123.61	127.93	113.83	491.14
	d) Others	264.30	303.06	318.53	1,237.60
2.	Other income	1,879.92	2,228.46	1,642.89	7,502.76
3.	TOTAL INCOME (1)+(2)	11,425.57	11,403.10	9,261.41	41,045.41
4.	Interest expended	6,352.71	6,069.87	5,207.60	22,808.50
5.	Operating expenses (e)+(f)	2,123.53	2,221.64	1,819.78	7,850.44
	e) Employee cost	987.03	1,103.10	732.85	3,515.28
	f) Other operating expenses	1,136.50	1,118.54	1,086.93	4,335.16
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	8,476.24	8,291.51	7,027.38	30,658.94
7.	OPERATING PROFIT (3)–(6) (Profit before provisions and contingencies)	2,949.33	3,111.59	2,234.03	10,386.47
8.	Provisions (other than tax) and contingencies	465.87	469.30	453.86	1,583.04
9.	Exceptional items	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)	2,483.46	2,642.29	1,780.17	8,803.43
11.	Tax expense (g)+(h)	668.41	740.53	447.97	2,338.17
	g) Current period tax	736.54	629.07	527.03	2,193.52
	h) Deferred tax adjustment	(68.13)	111.46	(79.06)	144.65
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)–(11)	1,815.05	1,901.76	1,332.20	6,465.26
13.	Extraordinary items (net of tax expense)	..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)	1,815.05	1,901.76	1,332.20	6,465.26
15.	Paid-up equity share capital (face value Rs 10/-)	1,152.93	1,152.77	1,152.18	1,152.77
16.	Reserves excluding revaluation reserves	61,867.68	59,250.09	55,308.14	59,250.09
17.	Analytical ratios
	i) Percentage of shares held by Government of India	0.01	..	..	..
	ii) Capital adequacy ratio	18.54%	18.52%	19.57%	18.52%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expense (not annualised for three months) (in Rs)	15.74	16.50	11.56	56.11
	b) Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three months) (in Rs)	15.71	16.46	11.51	55.95
18.	NPA Ratio1
	i) Gross non-performing advances (net of write-off)	9,816.63	9,475.33	9,982.76	9,475.33
	ii) Net non-performing advances	1,904.99	1,860.84	2,302.52	1,860.84
	iii) % of gross non-performing advances (net of write-off) to gross advances	3.54%	3.62%	4.36%	3.62%
	iv) % of net non-performing advances to net advances	0.71%	0.73%	1.04%	0.73%
19.	Return on assets (annualised)	1.57%	1.69%	1.30%	1.50%
20.	Public shareholding
	i) No. of shares	1,152,874,294	1,152,714,442	1,152,129,421	1,152,714,442
	ii) Percentage of shareholding	100	100	100	100
21.	Promoter and promoter group shareholding
	i) Pledged/encumbered
	a) No. of shares	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..
	ii) Non-encumbered
	a) No. of shares	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..
1.
At June 30, 2012, the percentage of gross non-performing customer assets to gross customer assets was 3.04% and net non-performing customer assets to net customer assets was 0.61%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET

(Rs in crore)
Particulars	At
	June 30, 2012	June 30, 2011	March 31,2012
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,152.93	1,152.18	1,152.77
Employees stock options outstanding	2.90	0.81	2.39
Reserves and surplus	61,867.68	55,308.14	59,250.09
Deposits	267,794.23	230,677.76	255,499.96
Borrowings (includes preference shares and subordinated debt)	137,206.55	114,051.03	140,164.90
Other liabilities	15,469.84	14,025.37	17,576.98
Total Capital and Liabilities	483,494.13	415,215.29	473,647.09

Assets
Cash and balances with Reserve Bank of India	17,951.32	19,218.36	20,461.30
Balances with banks and money at call and short notice	18,324.49	15,676.01	15,768.02
Investments	155,132.45	139,555.95	159,560.04
Advances	268,429.89	220,693.03	253,727.66
Fixed assets	4,668.14	4,699.42	4,614.68
Other assets	18,987.84	15,372.52	19,515.39
Total Assets	483,494.13	415,215.29	473,647.09

CONSOLIDATED FINANCIAL RESULTS

(Rs in crore)
Sr. No.	Particulars	Three months ended			Year ended
		June 30, 2012	March 31, 2012	June 30, 2011	March 31, 2012
		(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	16,639.71	19,300.53	14,749.79	66,658.28
2.	Net profit	2,076.58	1,810.27	1,666.77	7,642.94
3.	Earnings per share (EPS)
	a) Basic EPS (not annualised for three months)(in Rs)	18.01	15.71	14.47	66.33
	b) Diluted EPS (not annualised for three months)(in Rs)	17.94	15.69	14.37	66.06

UNCONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED

(Rs in crore)
Sr. No.	Particulars	Three months ended			Year ended
		June 30, 2012	March 31, 2012	June 30, 2011	March 31, 2012
		(Audited)	(Unaudited)	(Audited)	(Audited)
1.	Segment revenue
a	Retail Banking	5,464.05	5,224.15	4,682.83	19,711.27
b	Wholesale Banking	7,248.57	7,384.22	5,644.05	26,171.31
c	Treasury	8,509.06	8,293.98	7,013.95	30,141.42
d	Other Banking	82.06	94.70	70.02	282.18
	Total segment revenue	21,303.74	20,997.05	17,410.85	76,306.18
	Less: Inter segment revenue	9,878.17	9,593.95	8,149.44	35,260.77
	Income from operations	11,425.57	11,403.10	9,261.41	41,045.41
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	142.84	208.08	(84.14)	549.99
b	Wholesale Banking	1,588.00	1,749.78	1,205.52	6,207.73
c	Treasury	799.17	700.26	635.05	2,080.68
d	Other Banking	(46.55)	(15.83)	23.74	(34.97)
	Total segment results	2,483.46	2,642.29	1,780.17	8,803.43
	Unallocated expenses	..	..	..	..
	Profit before tax	2,483.46	2,642.29	1,780.17	8,803.43
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(115,832.84)	(106,850.82)	(90,850.77)	(106,850.82)
b	Wholesale Banking	115,942.39	106,384.77	82,868.20	106,384.77
c	Treasury	55,039.02	53,552.58	58,192.33	53,552.58
d	Other Banking	2,269.17	1,717.58	817.29	1,717.58
e	Unallocated	5,605.77	5,601.14	5,434.08	5,601.14
	Total	63,023.51	60,405.25	56,461.13	60,405.25

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on ”Segmental Reporting” which is effective from the reporting period ended March 31, 2008.

2.
“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	“Treasury“ includes the entire investment portfolio of the Bank.
5.	“Other Banking” includes hire purchase and leasing operations and other items not attributable to any particular business segment.

Notes:

1.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on ‘Interim Financial Reporting’.
2.	The provision coverage ratio of the Bank at June 30, 2012, computed as per the RBI circular dated December 1, 2009, is 80.6% (March 31, 2012: 80.4%; June 30, 2011: 76.9%).
3.
In accordance with Insurance Regulatory and Development Authority (IRDA) guidelines, ICICI Lombard General Insurance Company (ICICI General), together with all other general insurance companies participated in the Indian Motor Third Party Insurance Pool (the Pool), administered by the General Insurance Corporation of India (GIC) from April 1, 2007. The Pool covered reinsurance of third party risks of commercial vehicles. IRDA through its orders dated December 23, 2011, January 3, 2012 and March 22, 2012 has directed the dismantling of the Pool on a clean cut basis and advised recognition of the Pool liabilities as per loss ratios estimated by GAD UK (“GAD Estimates”) for underwriting years commencing from the year ended March 31, 2008 to year ended March 31, 2012. ICICI General recognised the additional liabilities of the Pool in the three months ended March 31, 2012 (Q4-2012) and accordingly the Bank’s consolidated net profit after tax for the year ended March 31, 2012 and Q4-2012 includes impact of additional Pool losses of  Rs 503.03 crore in line with Bank’s shareholding in ICICI General.

4.	During the three months ended June 30, 2012, the Bank has allotted 159,852 equity shares of Rs 10/- each pursuant to exercise of employee stock options.
5.	Status of equity investors’ complaints/grievances for the three months ended June 30, 2012:

Opening balance	Additions	Disposals	Closing balance
0	29	29	0

6.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
7.	The above financial results have been approved by the Board of Directors at its meeting held on July 27, 2012.
8.	The above unconsolidated financial results are audited by the statutory auditors, S.R. Batliboi & Co., Chartered Accountants.
9.	The amounts for three months ended March 31, 2012 are balancing amounts between the amounts as per the audited accounts for the year ended March 31, 2012 and nine months ended December 31, 2011.
10.	Rs 1 crore = Rs 10 million.

Place: Mumbai	N. S. Kannan
Date : July 27, 2012	Executive Director & CFO

Item 3

6th Floor, Express Towers Nariman Point Mumbai 400 021, India Tel: +91 22 6192 0000 Fax: +91 22 6192 2000

Auditor’s Report on Quarterly Financial Results Results of the Bank Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of ICICI Bank Limited

1.
We have audited the quarterly financial results of ICICI Bank Limited for the quarter ended June 30, 2012 attached herewith, being submitted by the Bank pursuant to the requirement of clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us.  These quarterly financial results have been prepared from interim condensed financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Directors.  Our responsibility is to express an opinion on these financial results based on our audit of such interim condensed financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006, (as amended) as per Section 211(3C) of the Companies Act, 1956 and other accounting principles generally accepted in India.

2.
We conducted our audit in accordance with the auditing standards generally accepted in India.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements.  An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management.  We believe that our audit provides a reasonable basis for our opinion.

3.
We did not audit the financial statements of Singapore, Bahrain and Hong Kong branches, whose financial statements reflect total assets of Rs.  1,120,358.6 million as at June 30, 2012, total revenue of Rs. 13,661.6 million and net cash flows amounting to Rs. 65,681.7 million for the quarter ended June 30, 2012.  These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

4.	In our opinion and to the best of our information and according to the explanations given to us these quarterly financial results:

(i)	have been presented in accordance with the requirements of clause 41 of the Listing Agreement in this regard; and

(ii)	give a true and fair view of the net profit for the quarter ended June 30, 2012.

5.
Further, read with paragraph 1 above, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the company in terms of clause 35 of the Listing Agreement and found the same to be correct.

/s/ S.R. Batliboi & Co.

For S.R. Batliboi & Co.
Firm registration number: 301003E
Chartered Accountants

/s/ Shrawan Jalan

per Shrawan Jalan
Partner
Membership No.: 102102

Mumbai
27 July 2012